SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006

On August 3, 2006, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2006. Attached hereto is a copy of the press release, dated August 3, 2006, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2007. The consolidated financial information of the registrant in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three months ended June 30, 2006 in the press release is unaudited.

The earnings projections for the fiscal year ending March 31, 2007 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager Department IV

Date: August 3, 2006

Outline of Consolidated Financial Results	August 3, 2006
For the Three Months Ended June 30, 2006	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

1.	Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1) Adoption of simplified accounting method:    Yes

  Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2) Change in accounting method from the most recent fiscal year:    No

(3) Change in number of consolidated subsidiaries and affiliated companies accounted for under the equity method: Yes

Number of consolidated subsidiaries added:	13	Number of consolidated subsidiaries removed:	6

Number of companies accounted for under the equity method added:	3	Number of companies accounted for under the equity method removed:	5

2.	Consolidated Financial Results for the Three Months Ended June 30, 2006 (April 1, 2006 – June 30, 2006)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Three months ended June 30, 2006	2,624,005 0.9%		359,178 (10.1%	)	360,287 (22.4%	)
Three months ended June 30, 2005	2,599,648 (2.0%	)	399,626 (5.3%	)	464,337 11.7%

Year ended March 31, 2006	10,741,136		1,190,700		1,305,863

	Net Income (Loss)		Earnings (Loss) per Share		Diluted Earnings per Share
Three months ended June 30, 2006	144,681	(18.5%)	10,467.63	(yen)	–	(yen)
Three months ended June 30, 2005	177,583	(4.4%)	11,886.66	(yen)	–	(yen)

Year ended March 31, 2006	498,685		34,836.42	(yen)	–	(yen)

Notes:	1.	Percentages above represent changes from the corresponding previous period.
	2.	Weighted average number of shares outstanding (consolidated):

For the three months ended June 30, 2006:	13,821,753 shares
For the three months ended June 30, 2005:	14,939,686 shares
For the year ended March 31, 2006:	14,315,049 shares

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2006	18,346,252	6,863,267	37.4%	496,558.23	(yen)
June 30, 2005	18,892,104	6,897,074	36.5%	461,663.37	(yen)

March 31, 2006	18,886,195	6,779,526	35.9%	490,493.28	(yen)

Note:	Number of shares outstanding at end of period (consolidated):	June 30, 2006:	13,821,676 shares
		June 30, 2005:	14,939,617 shares
		March 31, 2006:	13,821,853 shares

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2006	230,483	(628,688)	(95,479)	917,138
Three months ended June 30, 2005	471,266	(402,612)	(550)	1,454,591

Year ended March 31, 2006	3,242,896	(2,077,262)	(1,139,903)	1,410,837

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	10,800,000	1,175,000	500,000

(Reference) Expected Earnings per Share (Year ending March 31, 2007): 36,175.06 yen

Note:	Forecasts for the fiscal year ending March 31, 2007 have never been changed from those announced on May 12, 2006. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 18.

*	Consolidated financial statements are unaudited.

1. Consolidated Balance Sheets

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,410,837	917,138	(493,699)
Short-term investments	55,957	107,765	51,808
Notes and accounts receivable, trade	1,792,948	1,611,185	(181,763)
Allowance for doubtful accounts	(32,011)	(29,569)	2,442
Inventories	391,603	453,242	61,639
Prepaid expenses and other current assets	351,523	478,497	126,974
Deferred income taxes	283,431	269,279	(14,152)
Total current assets	4,254,288	3,807,537	(446,751)
Property, plant and equipment:
Telecommunications equipment	14,333,400	14,465,101	131,701
Telecommunications service lines	13,137,613	13,211,466	73,853
Buildings and structures	5,688,344	5,698,181	9,837
Machinery, vessels and tools	1,889,322	1,906,948	17,626
Land	864,518	876,731	12,213
Construction in progress	290,361	331,515	41,154
Accumulated depreciation	(25,767,653)	(26,030,738)	(263,085)
Total property, plant and equipment	10,435,905	10,459,204	23,299
Investments and other assets:
Investments in affiliated companies	280,533	278,656	(1,877)
Marketable securities and other investments	601,701	527,769	(73,932)
Goodwill, net	346,919	361,241	14,322
Other intangibles, net	1,323,695	1,314,667	(9,028)
Other assets	695,010	661,041	(33,969)
Deferred income taxes	948,144	936,137	(12,007)
Total investments and other assets	4,196,002	4,079,511	(116,491)

TOTAL ASSETS	18,886,195	18,346,252	(539,943)

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	480,406	702,874	222,468
Current portion of long-term debt	794,438	707,968	(86,470)
Accounts payable, trade	1,524,746	1,190,625	(334,121)
Accrued payroll	486,234	341,567	(144,667)
Accrued interest	17,395	14,357	(3,038)
Accrued taxes on income	215,459	84,685	(130,774)
Accrued consumption tax	26,656	45,754	19,098
Advances received	62,486	79,801	17,315
Other	364,809	316,446	(48,363)
Total current liabilities	3,972,629	3,484,077	(488,552)
Long-term liabilities:
Long-term debt	3,916,087	3,821,363	(94,724)
Obligations under capital leases	127,780	118,593	(9,187)
Liability for employees’ severance payments	1,684,741	1,674,351	(10,390)
Other	552,281	537,903	(14,378)
Total long-term liabilities	6,280,889	6,152,210	(128,679)

Minority interest in consolidated subsidiaries	1,853,151	1,846,698	(6,453)

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,843,108	2,843,108	—
Retained earnings	3,747,265	3,850,480	103,215
Accumulated other comprehensive income (loss)	158,291	138,910	(19,381)
Treasury stock, at cost	(907,088)	(907,181)	(93)
Total shareholders’ equity	6,779,526	6,863,267	83,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,886,195	18,346,252	(539,943)

2. Consolidated Statements of Income

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating revenues:
Fixed voice related services	856,336	792,132	(64,204)	3,382,720
Mobile voice related services	781,134	781,064	(70)	3,125,780
IP/packet communications services	463,250	532,635	69,385	1,953,251
Sales of telecommunications equipment	156,824	149,187	(7,637)	592,220
System integration	184,244	209,942	25,698	976,582
Other	157,860	159,045	1,185	710,583
Total operating revenues	2,599,648	2,624,005	24,357	10,741,136

Operating expenses:
Cost of services (exclusive of items shown separately below)	564,086	538,693	(25,393)	2,297,264
Cost of equipment sold (exclusive of items shown separately below)	293,817	327,555	33,738	1,236,482
Cost of system integration (exclusive of items shown separately below)	106,553	128,873	22,320	629,690
Depreciation and amortization	502,700	507,109	4,409	2,110,920
Impairment loss	1,426	174	(1,252)	6,136
Selling, general and administrative expenses	731,440	762,423	30,983	3,269,944
Total operating expenses	2,200,022	2,264,827	64,805	9,550,436
Operating income	399,626	359,178	(40,448)	1,190,700

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(20,042)	(17,021)	3,021	(75,782)
Interest income	8,871	6,115	(2,756)	28,842
Gains on sales of investments in affiliated company	61,962	—	(61,962)	61,962
Gains on sales of marketable securities and other investments	3,502	860	(2,642)	47,770
Other, net	10,418	11,155	737	52,371
Total other income and expenses	64,711	1,109	(63,602)	115,163

Income (loss) before income taxes	464,337	360,287	(104,050)	1,305,863
Income tax expense (benefit)	190,059	150,935	(39,124)	542,207
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	274,278	209,352	(64,926)	763,656
Minority interest in consolidated subsidiaries	79,700	66,799	(12,901)	246,396
Equity in earnings (losses) of affiliated companies	(16,995)	2,128	19,123	(18,575)
Net income (loss)	177,583	144,681	(32,902)	498,685

3. Consolidated Statements of Shareholders’ Equity

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950
Additional paid-in capital:
At beginning of period	2,799,828	2,843,108	43,280	2,799,828
Increase in interest of investee	—	—	—	43,280
At end of period	2,799,828	2,843,108	43,280	2,843,108
Retained earnings:
At beginning of period	3,334,866	3,747,265	412,399	3,334,866
Cash dividends	(44,819)	(41,466)	3,353	(86,286)
Net income (loss)	177,583	144,681	(32,902)	498,685
At end of period	3,467,630	3,850,480	382,850	3,747,265
Accumulated other comprehensive income (loss):
At beginning of period	63,066	158,291	95,225	63,066
Other comprehensive income (loss)	(4,229)	(19,381)	(15,152)	95,225
At end of period	58,837	138,910	80,073	158,291
Treasury stock, at cost
At beginning of period	(367,107)	(907,088)	(539,981)	(367,107)
Net change in treasury stock	(64)	(93)	(29)	(539,981)
At end of period	(367,171)	(907,181)	(540,010)	(907,088)
Shareholders’ equity at end of period	6,897,074	6,863,267	(33,807)	6,779,526

Summary of total comprehensive income (loss):
Net income (loss)	177,583	144,681	(32,902)	498,685
Other comprehensive income (loss)	(4,229)	(19,381)	(15,152)	95,225
Comprehensive income (loss)	173,354	125,300	(48,054)	593,910

4. Consolidated Statements of Cash Flows

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
I Cash flows from operating activities:
Net income (loss)	177,583	144,681	(32,902)	498,685
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	502,700	507,109	4,409	2,110,920
Impairment loss	1,426	174	(1,252)	6,136
Minority interest in consolidated subsidiaries	79,700	66,799	(12,901)	246,396
Loss on disposal of property, plant and equipment	26,237	20,169	(6,068)	140,990
Gains on sales of investments in affiliated company	(61,962)	—	61,962	(61,962)
Gains on sales of marketable securities and other investments	(3,502)	(860)	2,642	(47,770)
Equity in (earnings) losses of affiliated companies	16,995	(2,128)	(19,123)	18,575
(Increase) decrease in notes and accounts receivable, trade	195,632	196,817	1,185	56,589
(Increase) decrease in inventories	(46,310)	(60,251)	(13,941)	(106,228)
(Increase) decrease in other current assets	(137,310)	(73,026)	64,284	103,014
Increase (decrease) in accounts payable, trade and accrued payroll	(443,356)	(380,445)	62,911	33,174
Increase (decrease) in accrued consumption tax	30,930	18,592	(12,338)	10,435
Increase (decrease) in accrued interest	(2,703)	(2,862)	(159)	(1,104)
Increase (decrease) in advances received	19,750	17,371	(2,379)	(5,442)
Increase (decrease) in accrued taxes on income	(27,988)	(131,078)	(103,090)	99,875
Increase (decrease) in other current liabilities	57,179	(46,480)	(103,659)	77,618
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	(2,646)	44,143	46,789	(105,616)
Increase (decrease) in other long-term liabilities	(4,816)	(15,530)	(10,714)	24,719
Other	93,727	(72,712)	(166,439)	143,892

Net cash provided by (used in) operating activities	471,266	230,483	(240,783)	3,242,896

II Cash flows from investing activities:
Payments for property, plant and equipment	(484,385)	(483,422)	963	(1,696,348)
Proceeds from sale of property, plant and equipment	8,026	5,476	(2,550)	46,877
Payments for purchase of non-current investments	(2,507)	(19,623)	(17,116)	(273,202)
Proceeds from sale of non-current investments	33,059	1,025	(32,034)	58,565
Payments for purchase of short-term investments	(156)	(1,221)	(1,065)	(253,144)
Proceeds from redemption of short-term investments	100,425	412	(100,013)	503,334
Acquisition of intangible and other assets	(57,074)	(131,335)	(74,261)	(463,344)

Net cash provided by (used in) investing activities	(402,612)	(628,688)	(226,076)	(2,077,262)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	95,145	136,009	40,864	412,608
Payments for settlement of long-term debt	(166,749)	(312,077)	(145,328)	(799,749)
Dividends paid	(44,819)	(41,466)	3,353	(86,286)
Payments to acquire treasury stock	(64)	(93)	(29)	(539,981)
Payments for acquisition of subsidiary stocks from minority shareholders	(16,916)	(49,998)	(33,082)	(46,321)
Net increase (decrease) in short-term borrowings and other	132,853	172,146	39,293	(80,174)

Net cash provided by (used in) financing activities	(550)	(95,479)	(94,929)	(1,139,903)

IV Effect of exchange rate changes on cash and cash equivalents	4,528	(15)	(4,543)	3,147

V Net increase (decrease) in cash and cash equivalents	72,632	(493,699)	(566,331)	28,878
VI Cash and cash equivalents at beginning of period	1,381,959	1,410,837	28,878	1,381,959
VII Cash and cash equivalents at end of period	1,454,591	917,138	(537,453)	1,410,837

[Notes]

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board (“APB”) Opinions, Statements of Financial Accounting Standards, etc).

1.	Application of New Accounting Standard

Inventory Costs

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs -an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have an impact on the results of operations or financial position of NTT Group.

Share-Based Payment

Effective April 1, 2006, NTT Group adopted a revision of Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. The adoption of SFAS 123R did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Real Estate Time-Sharing Transactions

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions -an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The adoption of SFAS 152 did not have an impact on the results of operations or financial position of NTT Group.

Exchanges of Non-Monetary Assets

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets—an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting Changes and Error Corrections

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on the results of operations and financial position of NTT Group. NTT Group will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

2.	Change of Revenue Recognition for “Nikagetsu Kurikoshi”

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amounts of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with between two and ten subscriptions. Until the year ended March 31, 2006, NTT Group had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as the allowance expires. As NTT Group developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, NTT Group started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, effective April 1, 2006. The effect of this accounting change was not material for NTT Group’s financial position or result of operations.

3.	Subsequent Events

On June 15, 2006, the board of directors resolved that NTT may raise up to ¥70 billion by issuing bonds or incurring long-term borrowings during the period from July 1 to September 30, 2006. Based on this resolution, NTT issued bonds as follows:

Series 51 Nippon Telegraph and Telephone straight bonds
Date of issue	July 31, 2006
Issue amount	¥70 billion
Issue price	99.99%
Interest rate	2.06%
Date of maturity	June 20, 2016
Use of proceeds	Capital investments

5. Business Segments

(Consolidated)

1. Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Regional communications business
Customers	933,081	895,800	(37,281)	3,817,748
Intersegment	158,324	146,543	(11,781)	649,514

Total	1,091,405	1,042,343	(49,062)	4,467,262
Long-distance and international communications business
Customers	260,630	270,042	9,412	1,092,074
Intersegment	26,458	20,895	(5,563)	108,023

Total	287,088	290,937	3,849	1,200,097
Mobile communications business
Customers	1,174,344	1,204,011	29,667	4,711,872
Intersegment	12,738	14,549	1,811	54,000

Total	1,187,082	1,218,560	31,478	4,765,872
Data communications business
Customers	153,748	175,228	21,480	770,551
Intersegment	22,992	23,899	907	116,722

Total	176,740	199,127	22,387	887,273
Other
Customers	77,845	78,924	1,079	348,891
Intersegment	196,404	200,804	4,400	933,026

Total	274,249	279,728	5,479	1,281,917

Elimination of intersegment	(416,916)	(406,690)	10,226	(1,861,285)

Consolidated total	2,599,648	2,624,005	24,357	10,741,136

2. Segment profit or loss

	(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating income
Regional communications business	67,245	28,011	(39,234)	172,862
Long-distance and international communications business	13,138	16,180	3,042	62,367
Mobile communications business	287,614	272,727	(14,887)	832,639
Data communications business	8,285	15,815	7,530	40,495
Other	18,431	22,051	3,620	71,174

Total	394,713	354,784	(39,929)	1,179,537

Elimination of intersegment	4,913	4,394	(519)	11,163

Consolidated total	399,626	359,178	(40,448)	1,190,700

Outline of Non-consolidated Financial Results	August 3, 2006
For the Three Months Ended June 30, 2006	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

1.	Notes Related to the Preparation of the Quarterly Non-consolidated Financial Statements

(1) Adoption of simplified accounting method:    Yes

  Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2) Change in accounting method from the most recent fiscal year:    No

2.	Non-consolidated Financial Results for the Three Months Ended June 30, 2006 (April 1, 2006 – June 30, 2006)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Three months ended June 30, 2006	179,176	18.0%	145,219	(23.0%)	146,759	(21.9%)
Three months ended June 30, 2005	151,861	(3.0%)	118,018	(4.5%)	120,389	(4.5%)

Year ended March 31, 2006	339,384		168,745		171,914

	Net Income		Earnings per Share
Three months ended June 30, 2006	143,522	22.9%	10,383.84	(yen)
Three months ended June 30, 2005	116,779	(3.4%)	7,816.73	(yen)

Year ended March 31, 2006	394,033		27,520.99	(yen)

Notes:	1.	Percentages above represent changes from the corresponding previous period.
	2.	Weighted average number of shares outstanding (non-consolidated):

For the three months ended June 30, 2006:	13,821,753 shares
For the three months ended June 30, 2005:	14,939,686 shares
For the year ended March 31, 2006:	14,315,049 shares

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
June 30, 2006	8,165,096	5,047,107	61.8%	365,158.86	(yen)
June 30, 2005	8,430,935	5,242,592	62.2%	350,918.78	(yen)

March 31, 2006	8,188,819	4,946,485	60.4%	357,869.26	(yen)

Note: Number of shares outstanding at end of period (non-consolidated):	June 30, 2006:	13,821,676 shares
	June 30, 2005:	14,939,617 shares
	March 31, 2006:	13,821,853 shares

3.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2007	357,000	198,000	196,000

(Reference) Expected Earnings per Share (Year ending March 31, 2007): 14,180.62 yen

Note:	Forecasts for the fiscal year ending March 31, 2007 have never been changed from those announced on May 12, 2006. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 18.

*	Non-consolidated financial statements are unaudited.

1. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	10,366	30,313	19,946
Accounts receivable, trade	3,034	647	(2,386)
Supplies	236	221	(14)
Other current assets	546,239	521,206	(25,032)
Total current assets	559,875	552,388	(7,486)

Fixed assets:
Property, plant and equipment	206,464	204,349	(2,115)
Intangible fixed assets	25,887	25,526	(360)
Investments and other assets
Investment securities	4,824,816	4,822,806	(2,010)
Long-term loan receivable	2,524,042	2,511,442	(12,600)
Other investments	46,980	47,865	884
Total investments and other assets	7,395,840	7,382,113	(13,726)
Total fixed assets	7,628,192	7,611,989	(16,202)
Deferred assets	751	717	(33)

TOTAL ASSETS	8,188,819	8,165,096	(23,722)

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	655	202	(453)
Current portion of corporate bonds	227,112	130,515	(96,597)
Current portion of long-term borrowings	154,784	240,784	86,000
Accrued taxes on income	2,316	37	(2,279)
Other current liabilities	227,080	177,560	(49,519)
Total current liabilities	611,949	549,099	(62,850)
Long-term liabilities:
Corporate bonds	1,581,900	1,571,385	(10,515)
Long-term borrowings	1,019,772	967,687	(52,085)
Liability for employees’ severance payments	28,325	29,051	726
Other long-term liabilities	386	766	379
Total long-term liabilities	2,630,385	2,568,890	(61,495)

TOTAL LIABILITIES	3,242,334	3,117,989	(124,345)

SHAREHOLDERS’ EQUITY
Common stock	937,950	—	—
Capital surplus
Additional paid-in capital	2,672,826	—	—
Total capital surplus	2,672,826	—	—
Earned surplus
Legal reserve	135,333	—	—
Voluntary reserve
Reserve for special depreciation	530	—	—
Other reserve	1,131,000	—	—
Unappropriated retained earnings for the period	961,027	—	—
Total earned surplus	2,227,890	—	—
Net unrealized gains (losses) on securities	14,905	—	—
Treasury stock	(907,087)	—	—

TOTAL SHAREHOLDERS’ EQUITY	4,946,485	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,188,819	—	—

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
NET ASSETS
Shareholders’ equity
Common stock	—	937,950	—
Capital surplus
Additional paid-in capital	—	2,672,826	—
Total capital surplus	—	2,672,826	—
Earned surplus
Legal reserve	—	135,333	—
Other earned surplus	—	2,194,545	—
Reserve for special depreciation	—	81	—
Other reserve	—	1,131,000	—
Accumulated earned surplus	—	1,063,463	—
Total earned surplus	—	2,329,879	—
Treasury stock	—	(907,181)	—
Total shareholders’ equity	—	5,033,474	—
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	13,633	—
Total unrealized gains (losses), translation adjustments, and others	—	13,633	—

TOTAL NET ASSETS	—	5,047,107	—

TOTAL LIABILITIES AND NET ASSETS	—	8,165,096	—

2. Non-Consolidated Comparative Statements of Income

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating revenues	151,861	179,176	27,315	339,384
Operating expenses	33,842	33,956	114	170,639
Operating income	118,018	145,219	27,201	168,745
Non-operating revenues:	15,834	14,651	(1,182)	64,725
Interest income	11,727	11,417	(309)	48,080
Lease income	3,288	2,926	(361)	12,106
Miscellaneous income	818	307	(511)	4,537
Non-operating expenses:	13,462	13,111	(351)	61,555
Interest expenses	4,403	4,510	107	17,826
Corporate bond interest expenses	7,484	7,130	(353)	31,012
Lease expenses	1,368	1,337	(31)	5,623
Miscellaneous expenses	207	133	(73)	7,093
Recurring profit	120,389	146,759	26,370	171,914
Special profits	—	—	—	250,666
Income before Income taxes	120,389	146,759	26,370	422,581
Corporation, inhabitant, and enterprise taxes	3,610	3,236	(373)	20,853
Deferred tax expenses (benefits)	—	—	—	7,694
Net income	116,779	143,522	26,743	394,033
Unappropriated retained earnings brought forward	608,461	—	—	608,461
Interim dividends	—	—	—	41,467
Unappropriated retained earnings for the period	725,240	—	—	961,027

(Reference) Major components of operating revenues
Dividends received	110,273	138,918	28,644	169,025
Revenues from Group management	5,070	4,929	(140)	20,281
Revenues from basic R&D	31,719	30,528	(1,190)	126,877

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Three months ended June 30, 2006	(Millions of yen)

	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus					Treasury stock		Total shareholders’ equity
												Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
					Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2006	937,950	2,672,826	2,672,826	135,333	530	1,131,000	961,027	2,227,890	Δ	907,087	4,931,579	14,905	14,905	4,946,485

Net change in this quarter
Return of reserve for special depreciation to retained earnings					(448)		448	—			—			—
Cash dividends							(41,465)	(41,465)			(41,465)			(41,465)
Bonuses paid to directors and corporate auditors							(69)	(69)			(69)			(69)
Net income							143,522	143,522			143,522			143,522
Payments to acquire treasury stock										(93)	(93)			(93)
Others, net												(1,272)	(1,272)	(1,272)

Total net change in this quarter	—	—	—	—	(448)	—	102,436	101,988		(93)	101,894	(1,272)	(1,272)	100,622

June 30, 2006	937,950	2,672,826	2,672,826	135,333	81	1,131,000	1,063,463	2,329,879		(907,181)	5,033,474	13,633	13,633	5,047,107

4. Non-Consolidated Comparative Statements of Cash Flows

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31,2006
I Cash flows from operating activities:
Income before income taxes	120,389	146,759	26,370	422,581
Depreciation and amortization	7,352	7,281	(70)	28,983
Loss on disposal of property, plant and equipment	50	56	6	555
Dividends received	(110,273)	(138,918)	(28,644)	(169,025)
Gains on sales of investments in affiliated companies	—	—	—	(250,666)
Increase (decrease) in liability for employees’ severance payments	55	726	670	(974)
(Increase) decrease in accounts receivable	1,490	3,320	1,830	(18,304)
Increase (decrease) in accounts payable and accrued expenses	(17,488)	(13,653)	3,835	10,275
Increase (decrease) in accrued consumption tax	1,273	891	(382)	201
Other	(81)	26,091	26,172	2,889

Sub-total	2,768	32,556	29,788	26,516
Interest and dividends received	122,191	151,655	29,464	216,872
Interest paid	(11,268)	(12,097)	(829)	(48,524)
Income taxes received (paid)	(34,446)	(23,481)	10,964	(57,441)

Net cash provided by (used in) operating activities	79,244	148,632	69,387	137,422

II Cash flows from investing activities:
Payments for property, plant and equipment	(7,223)	(9,552)	(2,328)	(21,577)
Proceeds from sale of property, plant and equipment	—	—	—	1,384
Payments for purchase of investment securities	(225)	(149)	75	(229)
Proceeds from sale of investment securities	0	—	(0)	256,208
Payments for long-term loans	(98,366)	(52,304)	46,062	(311,873)
Proceeds from long-term loans receivable	109,496	112,342	2,845	427,512
Other	(7)	(16)	(8)	(18)

Net cash provided by (used in) investing activities	3,673	50,319	46,646	351,407

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	98,285	52,304	(45,981)	361,651
Payments for settlement of long-term debt	(109,496)	(124,092)	(14,595)	(419,650)
Net increase (decrease) in short-term borrowings	—	(60,000)	(60,000)	90,000
Dividends paid	(44,819)	(41,465)	3,353	(86,286)
Payments to acquire treasury stock	(64)	(93)	(29)	(539,980)

Net cash provided by (used in) financing activities	(56,094)	(173,346)	(117,252)	(594,266)

IV Net increase (decrease) in cash and cash equivalents	26,823	25,605	(1,218)	(105,436)

V Cash and cash equivalents at beginning of period	115,802	10,366	(105,436)	115,802

VI Cash and cash equivalents at end of period	142,626	35,971	(106,654)	10,366

[Note]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

August 3, 2006

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2006

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2006 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4. Business Results (Non-Consolidated Operating Revenues)

5. Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Hiroshi Niitsu and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)

ASSETS
Fixed assets:
Telecommunications businesses
Property, plant and equipment	2,958,375	2,929,478	(28,896)
Machinery and equipment	556,601	547,137	(9,463)
Antenna facilities	7,690	7,554	(136)
Terminal equipment	48,220	52,710	4,490
Local line facilities	684,119	687,589	3,470
Long-distance line facilities	9,977	9,563	(413)
Engineering facilities	735,027	726,144	(8,883)
Submarine line facilities	865	819	(45)
Buildings	612,451	600,975	(11,476)
Construction in progress	34,931	32,973	(1,958)
Other	268,488	264,008	(4,479)
Intangible fixed assets	99,808	96,792	(3,015)
Total fixed assets- telecommunications businesses	3,058,183	3,026,270	(31,912)
Investments and other assets
Deferred income taxes	343,198	344,471	1,272
Other investments	81,053	83,062	2,009
Allowance for doubtful accounts	(2,647)	(2,465)	181
Total investments and other assets	421,604	425,068	3,464
Total fixed assets	3,479,787	3,451,339	(28,448)
Current assets:
Cash and bank deposits	118,783	87,335	(31,447)
Notes receivable	37	309	272
Accounts receivable, trade	329,798	294,920	(34,877)
Supplies	30,165	32,828	2,663
Other current assets	69,119	70,823	1,703
Allowance for doubtful accounts	(3,125)	(2,890)	235
Total current assets	544,779	483,327	(61,451)

TOTAL ASSETS	4,024,566	3,934,666	(89,899)

	(Millions of yen)
	March 31, 2006	June 30, 2006		Increase (Decrease)

LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	777,785	753,419		(24,365)
Liability for employees’ severance payments	582,104	574,800		(7,303)
Other long-term liabilities	7,554	7,462		(91)
Total long-term liabilities	1,367,444	1,335,683		(31,760)
Current liabilities:
Current portion of long-term borrowings from parent company	141,096	113,795		(27,300)
Accounts payable, trade	117,095	73,017		(44,078)
Short-term borrowings	42,000	70,000		28,000
Accounts payable, other	330,063	204,873		(125,190)
Accrued taxes on income	1,068	4,611	*	3,542
Other current liabilities	84,781	207,647		122,865
Total current liabilities	716,105	673,944		(42,161)

TOTAL LIABILITIES	2,083,550	2,009,627		(73,922)

SHAREHOLDERS’ EQUITY
Common stock	335,000	—		—
Capital surplus
Additional paid-in capital	1,499,726	—		—
Total capital surplus	1,499,726	—		—
Earned surplus
Unappropriated retained earnings for the period	101,261	—		—
Total earned surplus	101,261	—		—
Net unrealized gains (losses) on securities	5,028	—		—

TOTAL SHAREHOLDERS’ EQUITY	1,941,016	—		—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,024,566	—		—

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
NET ASSETS
Shareholders’ equity
Common stock	—	335,000	—
Capital surplus
Additional paid-in capital	—	1,499,726	—
Total capital surplus	—	1,499,726	—
Earned surplus
Other earned surplus	—	87,149	—
Accumulated earned surplus	—	87,149	—
Total earned surplus	—	87,149	—
Total shareholders’ equity	—	1,921,876	—
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	3,162	—
Total unrealized gains (losses), translation adjustments, and others	—	3,162	—

TOTAL NET ASSETS	—	1,925,038	—

TOTAL LIABILITIES AND NET ASSETS	—	3,934,666	—

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2005		Three months ended June 30, 2006		Increase (Decrease)	Year ended March 31, 2006
Recurring profits and losses
Operating revenues and expenses
Telecommunications businesses
Operating revenues	488,624		469,621		(19,002)	1,967,812
Operating expenses	464,581		448,069		(16,512)	1,898,156
Operating income from telecommunications businesses	24,042		21,551		(2,490)	69,656
Supplementary businesses
Operating revenues	29,816		31,866		2,049	157,520
Operating expenses	29,307		30,297		989	161,227
Operating income (losses) from supplementary businesses	508		1,568		1,060	(3,707)
Operating income	24,551		23,120		(1,430)	65,948
Non-Operating revenues and expenses
Non-operating revenues:	14,699		15,471		772	63,269
Interest income	13		6		(7)	45
Lease income	12,985		14,217		1,232	55,685
Miscellaneous income	1,699		1,247		(452)	7,538
Non-operating expenses:	12,269		8,427		(3,842)	45,005
Interest expenses	4,145		3,497		(647)	16,406
Lease expenses	7,017		4,478		(2,538)	24,086
Miscellaneous expenses	1,106		451		(655)	4,512
Recurring profit	26,980		30,164		3,183	84,212
Special profits	836		2,550		1,713	2,442
Income before Income taxes	27,817		32,714		4,897	86,654
Corporation, inhabitant, and enterprise taxes	11,600	*	13,270	*	1,670	31,411
Deferred tax expenses (benefits)	—	*	—	*		3,989
Net income	16,217		19,443		3,226	51,253
Unappropriated retained earnings brought forward	50,008		—		—	50,008
Unappropriated retained earnings for the period	66,225		—		—	101,261

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Three months ended

June 30, 2006

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016
Net change in this quarter
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors				(55)	(55)	(55)			(55)
Net income				19,443	19,443	19,443			19,443
Others, net							(1,865)	(1,865)	(1,865)
Total net change in this quarter	—	—	—	(14,111)	(14,111)	(14,111)	(1,865)	(1,865)	(15,977)

June 30, 2006	335,000	1,499,726	1,499,726	87,149	87,149	1,921,876	3,162	3,162	1,925,038

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (excluding IP services revenues)	333,190	300,494	(32,696)	(9.8%)	1,294,098
Monthly charge revenues*	204,134	189,445	(14,688)	(7.2%)	801,186
Call rates revenues*	48,998	40,893	(8,105)	(16.5%)	183,977
Interconnection call revenues*	54,833	47,803	(7,029)	(12.8%)	213,119
IP services revenues	62,155	79,178	17,023	27.4%	270,799
Leased circuit services revenues (excluding IP services revenues)	51,397	49,651	(1,745)	(3.4%)	198,061
Telegram services revenues	7,199	6,760	(438)	(6.1%)	25,961
Other telecommunications services revenues	34,682	33,536	(1,146)	(3.3%)	178,890
Telecommunications total revenues	488,624	469,621	(19,002)	(3.9%)	1,967,812

Related business total revenues	29,816	31,866	2,049	6.9%	157,520

Total operating revenues	518,440	501,487	(16,953)	(3.3%)	2,125,333

Note: * Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
I	Cash flows from operating activities:
	Income before income taxes	27,817	32,714	4,897	86,654
	Depreciation and amortization	132,051	106,813	(25,237)	467,256
	Loss on disposal of property, plant and equipment	3,954	3,187	(766)	23,391
	Increase (decrease) in liability for employees’ severance payments	(9,673)	(7,303)	2,369	(73,899)
	(Increase) decrease in accounts receivable	32,520	36,563	4,043	40,204
	(Increase) decrease in inventories	(40)	(2,663)	(2,622)	(689)
	Increase (decrease) in accounts payable and accrued expenses	(72,407)	(166,000)	(93,592)	22,455
	Increase (decrease) in accrued consumption tax	2,813	5,326	2,512	(1,173)
	Other	(65,856)	18,426	84,282	(45,166)

	Sub-total	51,179	27,065	(24,113)	519,034
	Interest and dividends received	163	238	74	392
	Interest paid	(3,506)	(3,330)	175	(16,591)
	Income taxes received (paid)	(101)	(145)	(43)	21,195

	Net cash provided by (used in) operating activities	47,734	23,828	(23,906)	524,031
II	Cash flows from investing activities:
	Payments for property, plant and equipment	(108,482)	(104,028)	4,454	(420,613)
	Proceeds from sale of property, plant and equipment	1,212	3,662	2,450	5,022
	Payments for purchase of investment securities	(9)	(6,119)	(6,110)	(1,867)
	Proceeds from sale of investment securities	375	154	(220)	5,365
	Other	(286)	(346)	(60)	9,711

	Net cash provided by (used in) investing activities	(107,190)	(106,677)	513	(402,380)
III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	25,000	—	(25,000)	35,000
	Payments for settlement of long-term debt	(16,049)	(51,666)	(35,616)	(144,171)
	Net Increase (decrease) in short-term borrowings	93,000	118,000	25,000	42,000
	Dividends paid	(33,500)	(33,500)	—	(33,500)

	Net cash provided by (used in) financing activities	68,450	32,833	(35,616)	(100,671)
IV	Net increase (decrease) in cash and cash equivalents	8,994	(50,015)	(59,010)	20,979
V	Cash and cash equivalents at beginning of period	121,055	142,034	20,979	121,055

VI	Cash and cash equivalents at end of period	130,049	92,018	(38,030)	142,034

August 3, 2006

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2006

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2006 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4.	Business Results (Non-Consolidated Operating Revenues)

5.	Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Mr. Shinji Uchida or Mr. Eiji Yoshinaka

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,920,831	2,928,130	7,299
Machinery and equipment	606,429	614,928	8,499
Antenna facilities	10,514	10,325	(188)
Terminal equipment	29,877	29,264	(612)
Local line facilities	829,435	834,944	5,508
Long-distance line facilities	7,198	7,017	(181)
Engineering facilities	631,497	629,565	(1,931)
Submarine line facilities	4,542	4,312	(229)
Buildings	520,264	514,347	(5,917)
Construction in progress	37,085	42,073	4,988
Other	243,986	241,351	(2,635)
Intangible fixed assets	99,788	103,946	4,158
Total fixed assets- telecommunications businesses	3,020,619	3,032,076	11,457
Investments and other assets
Deferred income taxes	360,666	360,769	102
Other investments	83,449	84,802	1,352
Allowance for doubtful accounts	(1,638)	(1,587)	50
Total investments and other assets	442,478	443,985	1,506
Total fixed assets	3,463,098	3,476,061	12,963
Current assets:
Cash and bank deposits	90,274	103,412	13,138
Notes receivable	4	105	100
Accounts receivable, trade	333,158	294,762	(38,395)
Supplies	39,094	38,210	(884)
Other current assets	58,431	67,494	9,063
Allowance for doubtful accounts	(2,233)	(1,668)	565
Total current assets	518,729	502,316	(16,413)

TOTAL ASSETS	3,981,828	3,978,378	(3,449)

	(Millions of yen)
	March 31, 2006	June 30, 2006		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	1,058,132	1,076,507		18,374
Liability for employees’ severance payments	632,917	619,976		(12,940)
Other long-term liabilities	12,690	12,950		260
Total long-term liabilities	1,703,740	1,709,434		5,694
Current liabilities:
Current portion of long-term borrowings from parent company	193,746	180,608		(13,138)
Accounts payable, trade	133,973	104,482		(29,490)
Short-term borrowings	—	70,000		70,000
Accrued taxes on income	1,101	1,769	*	667
Other current liabilities	396,702	384,834		(11,867)
Total current liabilities	725,524	741,694		16,169
TOTAL LIABILITIES

SHAREHOLDERS’ EQUITY	2,429,264	2,451,129		21,864

Common stock	312,000	—		—
Capital surplus
Additional paid-in capital	1,170,054	—		—
Total capital surplus	1,170,054	—		—
Earned surplus
Unappropriated retained earnings for the period	70,112	—		—
Total earned surplus	70,112	—		—
Net unrealized gains (losses) on securities	396	—		—

TOTAL SHAREHOLDERS’ EQUITY	1,552,563	—		—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,981,828	—		—

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
NET ASSETS
Shareholders’ equity
Common stock	—	312,000	—
Capital surplus	—	1,170,054	—
Additional paid-in capital
Total capital surplus	—	1,170,054	—
Earned surplus
Other earned surplus	—	44,949	—
Accumulated earned surplus	—	44,949	—
Total earned surplus	—	4,949	—
Total shareholders’ equity	—	1,527,003	—
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities		245
Total unrealized gains (losses), translation adjustments, and others	—	245	—

TOTAL NET ASSETS	—	1,527,249	—

TOTAL LIABILITIES AND NET ASSETS	—	3,978,378	—

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2005		Three months ended June 30, 2006		Increase (Decrease)	Year ended March 31, 2006
Recurring profits and losses
Operating revenues and expenses
Telecommunications businesses
Operating revenues	476,685		449,210		(27,475)	1,860,339
Operating expenses	465,581		442,869		(22,711)	1,823,115
Operating income from telecommunications businesses	11,104		6,340		(4,763)	37,223
Supplementary businesses
Operating revenues	32,377		30,012		(2,364)	169,287
Operating expenses	32,802		29,820		(2,982)	174,470
Operating income (losses) from supplementary businesses	(425)		192		617	(5,183)
Operating income	10,679		6,533		(4,146)	32,040
Non-Operating revenues and expenses	13,308		12,881		(427)	66,633
Non-operating revenues:
Interest income	1		1		(0)	6
Lease income	11,797		11,586		(210)	46,459
Miscellaneous income	1,510		1,294		(215)	20,168
Non-operating expenses:	12,190		9,884		(2,305)	42,173
Interest expenses	4,193		4,291		97	17,273
Lease expenses	6,280		4,544		(1,735)	21,239
Miscellaneous expenses	1,716		1,048		(667)	3,660
Recurring profit	11,798		9,530		(2,267)	56,500
Special profits and losses
Special profits	1,100		861		(239)	18,188
Income before income taxes	12,899		10,392		(2,506)	74,689
Corporation, inhabitant, and enterprise taxes	5,910	*	4,300	*	(1,609)	10,534
Deferred tax expenses (benefits)	—	*	—	*	—	31,456
Net income	6,989		6,092		(897)	32,697
Unappropriated retained earnings brought forward	37,415		—		—	37,415
Unappropriated retained earnings for the period	44,404		—		—	70,112

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non- Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Three months ended

June 30, 2006

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus Accumulated earned surplus	Total earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563
Net change in this quarter
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Bonuses paid to directors and corporate auditors				(55)	(55)	(55)			(55)
Net income				6,092	6,092	6,092			6,092
Others, net							(151)	(151)	(151)
Total net change in this quarter	—	—	—	(25,162)	(25,162)	(25,162)	(151)	(151)	(25,314)

June 30, 2006	312,000	1,170,054	1,170,054	44,949	44,949	1,527,003	245	245	1,527,249

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31,2006
Voice transmission services revenues (excluding IP services revenues)	323,812	295,238	(28,573)	(8.8%)	1,259,541
Monthly charge revenues*	198,787	185,667	(13,119)	(6.6%)	780,312
Call rates revenues*	47,289	39,832	(7,456)	(15.8%)	179,099
Interconnection call revenues*	53,934	48,723	(5,211)	(9.7%)	210,827
IP services revenues	53,745	67,479	13,734	25.6%	229,572
Leased circuit services revenues (excluding IP services revenues)	43,898	43,149	(749)	(1.7%)	171,695
Telegram services revenues	8,049	7,417	(632)	(7.9%)	29,806
Other telecommunications services revenues	47,179	35,925	(11,254)	(23.9%)	169,721
Telecommunications total revenues	476,685	449,210	(27,475)	(5.8%)	1,860,339
Related business total revenues	32,377	30,012	(2,364)	(7.3%)	169,287

Total operating revenues	509,063	479,223	(29,839)	(5.9%)	2,029,626

Note : * Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30,2006	Increase (Decrease)	Year ended March 31, 2006
I Cash flows from operating activities:
Income before income taxes	12,899	10,392	(2,506)	74,689
Depreciation and amortization	109,606	112,162	2,556	435,236
Loss on disposal of property, plant and equipment	8,268	4,760	(3,507)	27,308
Increase (decrease) in liability for employees’ severance payments	(7,549)	(12,940)	(5,391)	(77,173)
(Increase) decrease in accounts receivable	34,586	38,616	4,029	49,638
(Increase) decrease in inventories	(265)	884	1,149	(4,261)
Increase (decrease) in accounts payable and accrued expenses	(154,981)	(122,834)	32,147	(48,685)
(Increase) decrease in accounts consumption tax receivable	62	2,805	2,743	(2,743)
Increase (decrease) in accrued consumption tax	4,739	2,698	(2,041)	—
Other	(2,357)	3,362	5,719	8,416

Sub-total	5,007	39,906	34,898	462,426
Interest and dividends received	106	97	(8)	14,267
Interest paid	(4,554)	(4,448)	105	(17,326)
Income taxes received (paid)	(194)	(190)	3	54,661

Net cash provided by (used in) operating activities	365	35,365	34,999	514,029
II Cash flows from investing activities:
Payments for property, plant and equipment	(127,618)	(136,570)	(8,952)	(476,274)
Proceeds from sale of property, plant and equipment	1,672	10,936	9,263	15,264
Payments for purchase of investment securities	(1,000)	(2,235)	(1,235)	(49,646)
Proceeds from sale of investment securities	1,503	5	(1,498)	2,244
Other	535	588	52	(2,375)

Net cash provided by (used in) investing activities	(124,906)	(127,275)	(2,369)	(510,787)
III Cash flows from financing activities:
Proceeds from issuance of long-term debt	46,707	50,000	3,292	196,685
Payments for settlement of long-term debt	(64,346)	(44,764)	19,582	(200,090)
Increase (decrease) in short-term borrowings	153,000	125,000	(28,000)	3,000
Dividends paid	(31,200)	(31,200)	—	(31,200)

Net cash provided by (used in) financing activities	104,160	99,035	(5,124)	(31,605)
IV Net increase (decrease) in cash and cash equivalents	(20,379)	7,125	27,504	(28,364)
V Cash and cash equivalents at beginning of period	128,920	100,556	(28,364)	128,920

VI Cash and cash equivalents at end of period	108,541	107,682	(859)	100,556

August 3, 2006

NTT Com Announces Financial Results for the Three Months Ended June 30, 2006

TOKYO, JAPAN — NTT Communications (NTT Com) announced today its fiscal results for the three months ended June 30, 2006. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

IV.	Business Results (Non-consolidated Operating Revenues)

V.	Non-consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “World Communication Awards Best Customer Care - 2005.” For more information, please visit http://www.ntt.com

For more information

(Mr.) Noboru Takeuchi or (Mr.) Toru Maruta

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	June 30, 2006	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets- telecommunications businesses
Property, plant and equipment	487,365	473,962	(13,402)
Machinery and equipment	167,105	163,519	(3,586)
Antenna facilities	4,010	3,557	(452)
Terminal equipment	3,064	2,726	(337)
Local line facilities	950	903	(46)
Long-distance line facilities	12,676	12,217	(459)
Engineering facilities	74,474	73,478	(996)
Submarine line facilities	7,080	6,689	(390)
Buildings	134,442	133,094	(1,347)
Construction in progress	10,507	6,749	(3,757)
Other	73,052	71,025	(2,027)
Intangible fixed assets	154,214	147,516	(6,698)
Total fixed assets-telecommunications businesses	641,580	621,479	(20,100)
Investments and other assets
Investment securities	103,625	97,717	(5,908)
Investments in subsidiaries and affiliated companies	103,033	106,488	3,454
Long-term loans to subsidiaries	74,299	75,194	894
Deferred income taxes	162,895	165,290	2,394
Other investments and assets	20,363	20,658	295
Allowance for doubtful accounts	(571)	(400)	170
Total investments and other assets	463,647	464,948	1,301
Total fixed assets	1,105,227	1,086,427	(18,799)
Current assets:
Cash and bank deposits	72,791	50,077	(22,713)
Notes receivable	251	361	109
Accounts receivable, trade	176,084	150,260	(25,824)
Accounts receivable, other	93,341	89,925	(3,416)
Supplies	8,621	9,365	743
Other current assets	19,862	49,605	29,743
Allowance for doubtful accounts	(1,792)	(1,416)	375
Total current assets	369,160	348,178	(20,982)

TOTAL ASSETS	1,474,387	1,434,606	(39,781)

	(Millions of yen)
	March 31, 2006	June 30, 2006		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	688,124	681,515		(6,609)
Liability for employees’ retirement benefits	72,783	71,859		(924)
Other long-term liabilities	12,328	12,817		488
Total long-term liabilities	773,236	766,191		(7,045)
Current liabilities:
Current portion of long-term borrowings from parent company	76,167	67,759		(8,407)
Accounts payable, trade	40,822	27,011		(13,811)
Accounts payable, other	136,238	118,261		(17,977)
Accrued taxes on income	—	3,457	*	3,457
Allowance for losses on construction contracts	—	426		426
Other current liabilities	18,665	19,632		966
Total current liabilities	271,894	236,548		(35,346)

TOTAL LIABILITIES	1,045,131	1,002,740		(42,391)

SHAREHOLDERS’ EQUITY
Common stock	211,650	—		—
Capital surplus
Additional paid-in capital	119,149	—		—
Total capital surplus	119,149	—		—
Earned surplus
Unappropriated retained earnings for the period	63,925	—		—
Total earned surplus	63,925	—		—
Net unrealized gains (losses) on securities	34,531	—		—

TOTAL SHAREHOLDERS’ EQUITY	429,256	—		—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,474,387	—		—

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subscriptions in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2

	(Millions of yen)
	March 31,2006	June 30, 2006	Increase (Decrease)
NET ASSETS
Shareholders’ equity
Common stock	—	211,650	—
Capital surplus
Additional paid-in capital	—	119,149	—
Total capital surplus	—	119,149	—
Earned surplus
Other earned surplus	—	70,040	—
Accumulated earned surplus	—	70,040	—
Total earned surplus	—	70,040	—
Total shareholders’ equity	—	400,839	—
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	31,026	—
Total unrealized gains (losses), translation adjustments, and others	—	31,026	—

TOTAL NET ASSETS	—	431,866	—

TOTAL LIABILITIES AND NET ASSETS	—	1,434,606	—

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2005		Three months ended June 30, 2006		Increase (Decrease)	Year ended March 31, 2006
Recurring profits and losses
Operating revenues and expenses
Telecommunications businesses
Operating revenues	246,324		244,944		(1,380)	998,877
Operating expenses	231,522		227,282		(4,240)	934,861
Operating income from telecommunications businesses	14,8012		17,661		2,860	64,015
Supplementary businesses
Operating revenues	3,141		24,004		862	129,016
Operating expenses	24,527		25,796		1,269	125,470
Operating income (losses) from supplementary businesses	(1,385)		(1,792)		(406)	3,546
Operating income	13,415		15,869		2,453	67,562
Non-operating revenues and expenses
Non-operating revenues:	7,756		9,004		1,248	30,727
Interest income	535		950		415	2,927
Dividends received	1,445		2,520		1,074	4,314
Lease and rental income	4,769		4,342		(427)	18,093
Miscellaneous income	1,006		1,191		184	5,392
Non-operating expenses:	5,511		5,662		151	26,457
Interest expenses	3,370		3,663		293	14,432
Lease and rental expenses	2,052		1,951		(100)	8,640
Miscellaneous expenses	88		47		(40)	3,385
Recurring profit	15,660		19,211		3,550	71,831
Special profits and losses
Special profits	—		5,652		5,652	69,060
Special losses	14,592		—		(14,592)	46,103
Income before Income taxes	1,067		24,864		23,796	94,788
Corporation, inhabitant, and enterprise taxes	6,040	*	9,986	*	3,946	(81,563)
Deferred tax expenses (benefits)	—	*	—	*	—	144,895
Net income	(4,972)		14,877		19,849	31,455
Retained earnings brought forward	32,469		—		—	32,469
Unappropriated retained earnings for the period	27,497		—		—	63,925

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Three months ended
June 30, 2006

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others
		Capital surplus		Earned surplus
	Common stock	Additional paid-in capital	Total capital surplus	Other earned surplus Accumulated earned surplus	Total earned surplus	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
March 31,2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change in this quarter
Cash dividends				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors				(62)	(62)	(62)			(62)
Net income				14,877	14,877	14,877			14,877
Others, net							(3,505)	(3,505)	(3,505)
Total net change in this quarter	—	—	—	6,114	6,114	6,114	(3,505)	(3,505)	2,609
June 30, 2006	211,650	119,149	119,149	70,040	70,040	400,839	31,026	31,026	431,866

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (excluding IP services revenues)	116,745	115,202	(1,542)	(1.3%)	472,774
IP services revenues	74,029	78,627	4,597	6.2%	303,845
Open computer network services revenues*	34,282	34,837	555	1.6%	138,218
IP-Virtual private network services revenues*	17,399	16,964	(434)	(2.5%)	68,748
Wide-Area Ethernet services revenues*	10,172	12,600	2,428	23.9%	43,516
Data communications revenues (excluding IP services revenues)	46,224	40,733	(5,491)	(11.9%)	176,907
Leased circuit services revenues*	29,567	27,304	(2,262)	(7.7%)	114,950
Solution services revenues	24,874	25,655	781	3.1%	139,094
Others	7,592	8,729	1,137	15.0%	35,272

Total operating revenues	269,466	268,948	(518)	(0.2%)	1,127,893

Note: * Partial listing only

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (Decrease)	Year ended March 31, 2006
I. Cash flows from operating activities:
Income before income taxes	1,067	24,864	23,796	94,788
Depreciation and amortization	30,001	32,840	2,838	127,899
Loss on disposal of property, plant and equipment	1,310	1,367	56	10,545
Increase (decrease) in allowance for doubtful accounts	(326)	(546)	(220)	283
Increase (decrease) in liability for employees’ retirement benefits	(214)	(924)	(709)	(597)
Write-off of investments in affiliated companies	14,592	—	(14,592)	41,420
(Increase) decrease in accounts receivable	38,300	29,130	(9,169)	(578)
(Increase) decrease in inventories	478	(743)	(1,222)	2,048
Increase (decrease) in accounts payable and accrued expenses	(52,690)	(26,662)	26,027	(38,604)
Increase (decrease) in accrued consumption tax	3,687	1,526	(2,161)	2,987
Other	(4,078)	(8,379)	(4,301)	(54,986)

Sub-total	32,128	52,471	20,342	185,206
Interest and dividends received	2,472	4,389	1,916	6,738
Interest paid	(3,911)	(4,983)	(1,071)	(14,046)
Income taxes received (paid)	(11,104)	(55)	11,048	(42,588)

Net cash provided by (used in) operating activities	19,585	51,821	32,236	135,309
II. Cash flows from investing activities:
Payments for property, plant and equipment	(37,685)	(30,421)	7,263	(146,320)
Proceeds from sale of property, plant and equipment	475	809	334	8,724
Payments for purchase of investment securities	(12)	(3,517)	(3,505)	(5,128)
Proceeds from sale of investment securities	0	5,842	5,842	56,396
Payments for long-term loans	(26,659)	(2,304)	24,354	(30,188)
Proceeds from long-term loans receivable	23,947	—	(23,947)	24,060
(Increase) decrease in short-term loan	644	—	(644)	(647)
Other	167	(131)	(299)	(810)

Net cash provided by (used in) investing activities	(39,121)	(29,723)	9,397	(93,915)
III. Cash flows from financing activities:
Proceeds from issuance of long-term debt	26,659	2,304	(24,354)	80,188
Payments for settlement of long-term debt	(28,380)	(15,911)	12,468	(82,530)
Net increase (decrease) in short-term borrowings	25,355	—	(25,355)	(18,644)
Dividends paid	(8,700)	(8,700)	—	(8,700)

Net cash provided by (used in) financing activities	14,934	(22,306)	(37,241)	(29,685)
IV. Effect of exchange rate changes on cash and cash equivalents	16	(11)	(27)	(1)

V. Net increase (decrease) in cash and cash equivalents	(4,584)	(220)	4,364	11,707
VI. Cash and cash equivalents at beginning of period	61,084	72,791	11,707	61,084

VII. Cash and cash equivalents at end of period	56,499	72,570	16,071	72,791

August 3, 2006

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Three Months Ended June 30, 2006

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT Group makes no representation or warranty as to the accuracy or completeness of these figures.

1. Number of Subscribers	(Thousands)
	A As of Mar. 31, 2006	B As of Jun. 30, 2006			C As of Mar. 31, 2007 (Forecast)
			D Change	Progress		E Change
			B-A	D/E		C-A
Telephone Subscriber Line	46,911	45,950	(961)	19.2%	41,921	(4,990)
NTT East	23,109	22,636	(473)	18.1%	20,488	(2,620)
NTT West	23,802	23,315	(487)	20.6%	21,432	(2,370)
INS-Net	7,859	7,684	(176)	18.8%	6,926	(933)
NTT East	4,111	4,020	(92)	19.1%	3,631	(480)
NTT West	3,748	3,664	(84)	18.5%	3,295	(454)
INS-Net 64	7,277	7,108	(169)	18.5%	6,361	(916)
NTT East	3,743	3,655	(88)	18.5%	3,266	(477)
NTT West	3,534	3,453	(81)	18.5%	3,095	(439)
INS-Net 1500	58	58	(1)	36.4%	57	(2)
NTT East	37	36	(0)	133.7%	37	(0)
NTT West	21	21	(0)	19.0%	20	(1)
Telephone Subscriber Line + INS-Net	54,770	53,634	(1,136)	19.2%	48,847	(5,923)
NTT East	27,220	26,655	(565)	18.2%	24,120	(3,100)
NTT West	27,550	26,979	(571)	20.2%	24,727	(2,823)
FLET’S ISDN	616	580	(36)	22.3%	455	(161)
NTT East	332	313	(19)	21.1%	242	(90)
NTT West	284	268	(17)	23.8%	213	(71)
FLET’S ADSL	5,682	5,673	(9)	9.0%	5,582	(100)
NTT East	3,001	2,993	(7)	7.3%	2,901	(100)
NTT West	2,682	2,680	(2)	—	2,682	0
B FLET’S	3,419	4,076	657	24.3%	6,119	2,700
NTT East	1,889	2,245	356	23.7%	3,389	1,500
NTT West	1,530	1,831	301	25.1%	2,730	1,200
Optical IP Phone Services	867	1,385	518	24.7%	2,967	2,100
NTT East	471	730	258	21.5%	1,671	1,200
NTT West	396	655	259	28.8%	1,296	900
Conventional Leased Circuit	420	411	(9)	26.0%	385	(35)
NTT East	215	210	(5)	21.8%	193	(23)
NTT West	205	200	(4)	33.7%	192	(12)
High Speed Digital	315	300	(15)	31.2%	266	(49)
NTT East	175	167	(8)	24.5%	142	(33)
NTT West	141	134	(7)	45.0%	125	(16)
NTT Group Major ISPs	7,737	8,029	292	63.0%	8,200	463
OCN*	5,286	5,522	236	110.3%	5,500	214
Plala*	2,138	2,187	49	30.2%	2,300	162
Cellular	51,144	51,672	529	30.1%	52,900	1,756
FOMA*	23,463	26,217	2,753	23.9%	35,000	11,537
i-mode	46,360	46,823	463	30.1%	47,900	1,540
FOMA*	22,914	25,511	2,597	—	—	—
PHS	771	679	(92)	20.4%	320	(451)

Notes:	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Lite Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of B FLET’S includes FLET’S Hikari Premium provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.

	6	No. of communication module service subscribers is included in the No. of mova subscribers. Communication module service subscribers were 665,000 as of Mar. 31, 2006, and 733,000 as of Jun. 30, 2006, and are forecast to be 990,000 as of Mar. 31, 2007.

* Partial listing only.

2. Number of Employees

	A As of Jun. 30, 2005	B As of Jun. 30, 2006		C As of Mar. 31, 2007 (Forecast)
			Change
			B-A
NTT Consolidated	211,500	210,600	(900)	194,600
Core Group Companies
NTT (Holding)	2,800	2,850	50	2,750
NTT East	14,400	8,500	(5,900)	7,900
NTT West	13,250	12,450	(800)	11,550
NTT Communications	7,800	7,750	(50)	7,700
NTT DATA (Consolidated)	20,250	22,600	2,350	21,850
NTT DoCoMo (Consolidated)	22,200	22,200	0	21,500
(Reference) “Outsourcing Companies”
East Outsourcing Companies	46,350	45,300	(1,050)	42,850
West Outsourcing Companies	51,100	48,950	(2,150)	46,000

Notes:	1	Figures for NTT Consolidated do not include the No. of employees who retired / will retire at the end of a fiscal year and were rehired / will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated regional OS companies and companies in the administrative field, while figures for West Outsourcing Companies include companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired / will retire at the end of a fiscal year and were rehired / will be rehired at the beginning of next fiscal year, as described below:

		- As of Mar. 31, 2007 (Forecast) (East Outsourcing Companies: 2,000 employees, West Outsourcing Companies: 1,950 employees)

	3	As part of the structural reform of East Outsourcing Companies in Jul. 1, 2005, 5,000 employees moved from NTT East to East Outsourcing Companies, 650 employees moved from NTT East to NTT ME, and 4,000 employees moved from East Outsourcing Companies to NTT ME. The number of employees of NTT ME was 700 as of Jun. 30, 2005 and 5,150 as of Jun. 30, 2006.

3. Capital Investment	(Billions of yen)
	A Three Months Ended Jun. 30, 2005	B Three Months Ended Jun. 30, 2006			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	475.9	500.0	24.1	23.4%	2,140.0
Subsidiaries
NTT (Holding)	2.5	4.8	2.3	10.0%	49.0
NTT East	88.8	81.0	(7.8)	19.8%	410.0
NTT West	95.6	128.0	32.3	32.0%	400.0
NTT Communications	25.0	15.1	(9.9)	13.8%	110.0
NTT DATA (Consolidated)	24.6	21.9	(2.7)	16.9%	130.0
NTT DoCoMo (Consolidated)	210.7	214.7	4.0	23.7%	905.0

4. Financial Results and Projections (NTT Consolidated, NTT (Holding))	(Billions of yen)
	A Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	B Three Months Ended Jun. 30, 2006 (From Apr. to Jun., 2006)			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,599.6	2,624.0	24.4	24.3%	10,800.0

Fixed Voice Related Services	856.3	792.1	(64.2)	—	—
Mobile Voice Related Services	781.1	781.1	(0.1)	—	—
IP/Packet Communications Services	463.3	532.6	69.4	—	—
Sales of Telecommunications Equipment	156.8	149.2	(7.6)	—	—
System Integration	184.2	209.9	25.7	—	—
Other	157.9	159.0	1.2	—	—

Operating Expenses	2,200.0	2,264.8	64.8	23.6%	9,600.0

Cost of Services (exclusive of items shown separately below)	564.1	538.7	(25.4)	—	—
Cost of equipment sold (exclusive of items shown separately below)	293.8	327.6	33.7	—	—
Cost of systems integration (exclusive of items shown separately below)	106.6	128.9	22.3	—	—
Depreciation and amortization	502.7	507.1	4.4	—	—
Impairment loss	1.4	0.2	(1.3)	—	—
Selling, general and administrative expenses	731.4	762.4	31.0	—	—

Operating Income	399.6	359.2	(40.4)	29.9%	1,200.0

Income before Income Taxes	464.3	360.3	(104.1)	30.7%	1,175.0

Net Income	177.6	144.7	(32.9)	28.9%	500.0

(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	488.5	482.0	(6.5)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	1,117.1	1,190.1	73.0	—	—
Loss on disposal of property, plant and equipment	32.4	27.7	(4.7)	—	—
Other expenses	57.9	57.7	(0.2)	—	—
Total	1,695.9	1,757.5	61.6	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	151.8	179.1	27.3	50.2%	357.0
Operating Expenses	33.8	33.9	0.1	20.7%	164.0
Operating Income	118.0	145.2	27.2	75.2%	193.0
Non-Operating Revenues	15.8	14.6	(1.1)	24.0%	61.0
Non-Operating Expenses	13.4	13.1	(0.3)	23.4%	56.0
Recurring Profit	120.3	146.7	26.3	74.1%	198.0

Net Income	116.7	143.5	26.7	73.2%	196.0

4. Financial Results and Projections (NTT East, NTT West)	(Billions of yen)
	A Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	B Three Months Ended Jun. 30, 2006 (From Apr. to Jun., 2006)			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	518.4	501.4	(16.9)	24.4%	2,057.0

Voice Transmission Services (excluding IP)	333.1	300.4	(32.6)	26.0%	1,156.0
IP Services	62.1	79.1	17.0	21.9%	361.0
Leased Circuit (excluding IP)	51.3	49.6	(1.7)	27.4%	181.0
Telegraph	7.1	6.7	(0.4)	28.2%	24.0
Others	34.6	33.5	(1.1)	19.5%	335.0
Related Business	29.8	31.8	2.0
Operating Expenses	493.8	478.3	(15.5)	24.0%	1,992.0
Personnel	49.1	33.2	(15.9)	23.2%	143.0
Cost of services and equipment sold, and selling, general and administrative expenses	290.6	315.5	24.8	24.3%	1,300.0
Depreciation and amortization	127.4	104.6	(22.7)	24.7%	424.0
Loss on disposal of property, plant and equipment	6.7	5.5	(1.2)	11.0%	50.0
Taxes and public dues	19.8	19.4	(0.4)	25.9%	75.0
Operating Income	24.5	23.1	(1.4)	35.6%	65.0
Non-Operating Revenues	14.6	15.4	0.7	26.7%	58.0
Non-Operating Expenses	12.2	8.4	(3.8)	19.6%	43.0
Recurring Profit	26.9	30.1	3.1	37.7%	80.0
Net Income	16.2	19.4	3.2	40.5%	48.0
NTT West (JPN GAAP)
Operating Revenues	509.0	479.2	(29.8)	24.3%	1,974.0
Voice Transmission Services (excluding IP)	323.8	295.2	(28.5)	26.0%	1,135.0
IP Services	53.7	67.4	13.7	21.8%	309.0
Leased Circuit (excluding IP)	43.8	43.1	(0.7)	25.8%	167.0
Telegraph	8.0	7.4	(0.6)	26.5%	28.0
Others	47.1	35.9	(11.2)	19.7%	335.0
Related Business	32.3	30.0	(2.3)
Operating Expenses	498.3	472.6	(25.6)	24.2%	1,952.0
Personnel	45.7	40.5	(5.1)	23.9%	170.0
Cost of services and equipment sold, and selling, general and administrative expenses	315.9	293.3	(22.6)	23.6%	1,244.0
Depreciation and amortization	106.7	110.0	3.2	25.6%	430.0
Loss on disposal of property, plant and equipment	11.4	10.3	1.0	28.8%	36.0
Taxes and public dues	18.5	18.4	(0.0)	25.6%	72.0
Operating Income	10.6	6.5	(4.1)	29.7%	22.0
Non-Operating Revenues	13.3	12.8	(0.4)	25.3%	51.0
Non-Operating Expenses	12.1	9.8	(2.3)	23.0%	43.0
Recurring Profit	11.7	9.5	(2.2)	31.8%	30.0
Net Income	6.9	6.0	(0.8)	35.8%	17.0

Notes:	1	Operating Revenues from Voice Transmission Services of NTT East and NTT West (excluding IP) for the 1st Quarter ended Jun. 30, 2006 include monthly charges, call charges and interconnection charges of 189.4 billion yen, 40.8 billion yen and 47.8 billion yen for NTT East, and 185.6 billion yen, 39.8 billion yen, and 48.7 billion yen for NTT West, respectively.

	2	Operating Revenues from IP services of NTT East and NTT West for the 1st Quarter ended Jun. 30, 2006 include B FLET’S and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 26.0 billion yen and 3.5 billion yen for NTT East, and 22.1 billion and 2.4 billion for NTT West, respectively. Additionally, Operating Revenues from IP services of NTT East and NTT West for the 1st Quarter ended Jun. 30, 2005 include B FLET’S and Hikari Phone (including monthly charges, call charges and connection device charges) of 13.4 billion yen and 0.1 billion yen for NTT East, and 12.5 billion and 0.0 billion for NTT West, respectively.

		• B FLET’S includes FLET’S Hikari Premium of NTT West.

4. Financial Results and Projections (NTT Communications, NTT Data, NTT DoCoMo)	(Billions of yen)
	A Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	B Three Months Ended Jun. 30, 2006 (From Apr. to Jun., 2006)			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	269.4	268.9	(0.5)	24.4%	1,103.0
Voice Transmission Services (excluding IP)	116.7	115.2	(1.5)	26.6%	433.0
IP Services	74.0	78.6	4.5	24.0%	327.0
Data Transmission Services (excluding IP)	46.2	40.7	(5.4)	25.5%	160.0
Leased Circuit*	29.5	27.3	(2.2)	25.8%	106.0
Solutions Business	24.8	25.6	0.7	16.8%	152.0
Others	7.5	8.7	1.1	28.2%	31.0
Operating Expenses	256.0	253.0	(2.9)	24.5%	1,035.0
Personnel	21.7	21.4	(0.2)	25.0%	86.0
Cost of services and equipment sold, and selling, general and administrative expenses	121.2	115.5	(5.7)	24.4%	795.0
Communication Network Charges	78.8	78.6	(0.2)
Depreciation and amortization	29.4	32.2	2.8	25.8%	125.0
Loss on disposal of property, plant and equipment	1.7	1.6	(0.0)	10.6%	16.0
Taxes and public dues	3.0	3.4	0.4	26.5%	13.0
Operating Income	13.4	15.8	2.4	23.3%	68.0
Non-Operating Revenues	7.7	9.0	1.2	34.6%	26.0
Non-Operating Expenses	5.5	5.6	0.1	21.8%	26.0
Recurring Profit	15.6	19.2	3.5	28.3%	68.0
Net Income	(4.9)	14.8	19.8	33.8%	44.0
NTT Data Consolidated (JPN GAAP)
Operating Revenues	181.7	204.1	22.3	20.4%	1,000.0
Systems Integration Business	141.7	153.5	11.8	19.4%	791.0
Network System Business	15.2	16.3	1.1	24.0%	68.0
Others	43.7	53.8	10.0	23.8%	226.0
Elimination or corporate	(18.9)	(19.5)	(0.6)	23.0%	(85.0)
Cost of Sales	132.1	147.2	15.1	19.6%	750.0
Gross Profit	49.6	56.9	7.2	22.8%	250.0
Selling and General Expense	40.4	40.5	0.0	23.2%	175.0
Operating Income	9.1	16.3	7.1	21.8%	75.0
Non-Operating Income (loss)	(0.0)	0.2	0.2	—	(6.0)
Recurring Profit	9.1	16.5	7.4	24.0%	69.0
Net Income	5.9	11.0	5.1	25.6%	43.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	1,187.1	1,218.6	31.5	25.2%	4,838.0
Wireless Services	1,059.8	1,094.9	35.2	25.4%	4,311.0
Cellular Services	1,029.0	1,065.4	36.4	25.5%	4,176.0
Voice	761.7	764.1	2.4	25.6%	2,979.0
Packet Communications	267.3	301.4	34.1	25.2%	1,197.0
PHS	12.4	7.0	(5.5)	33.2%	21.0
Others	18.3	22.5	4.2	19.8%	114.0
Equipment sales	127.3	123.6	(3.7)	23.5%	527.0
Operating Expenses	899.5	945.8	46.4	23.5%	4,028.0
Personnel	62.0	62.9	0.9	25.0%	252.0
Cost of services and equipment sold, and selling, general and administrative expenses	566.2	609.3	43.1	23.8%	2,564.0
Depreciation and amortization	165.5	169.3	3.8	22.5%	753.0
Loss on disposal of property, plant and equipment	2.8	4.3	1.5	8.2%	52.0
Communication Network Charges	93.7	90.7	(3.0)	24.5%	370.0
Taxes and public dues	9.2	9.3	0.1	25.2%	37.0
Operating Income	287.6	272.7	(14.9)	33.7%	810.0
Non-Operating Income (loss)	65.8	1.7	(64.2)	33.1%	5.0
Income before Tax	353.4	274.4	(79.0)	33.7%	815.0
Net Income	207.9	163.5	(44.3)	33.5%	488.0

Note:	1	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the 1st Quarter ended Jun. 30, 2006 include revenues from telephone subscriber lines (63.7 billion yen). Operating Revenues from IP services include revenues from OCN (34.8 billion yen), IP-VPN (16.9 billion yen) and e-VLAN (12.6 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (4.5 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (2.5 billion yen) and high-speed digital (13.4 billion yen).

	2	Depreciation and Amortization of NTT DoCoMo for the 1st Quarter ended Jun. 30, 2006 includes the amount of Impairment Loss for assets of the PHS business, which was previously disclosed separately as “impairment loss.”.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Business, that is, subscriber lines services and ISDN and B FLET’s by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of charges in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Year Ended Mar. 31, 2006	Year Ending Mar. 31, 2007 (Forecast)	1st Quarter Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	2nd Quarter Ended Sept. 30, 2005 (From Jul. to Sept., 2005)	3rd Quarter Ended Dec. 31, 2005 (From Sept. to Dec., 2005)	4th Quarter Ended Mar. 31, 2006 (From Jan. to Mar., 2006)	1st Quarter Ended Jun. 30, 2006 (From Apr. to Jun., 2006)

NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line +ISDN Subscriber Line)	3,190	3,190	3,190	3,190	3,200	3,180	3,180
Telephone Subscriber Lines ARPU	2,780	2,770	2,770	2,780	2,790	2,770	2,770
ISDN Subscriber Lines ARPU	5,530	5,550	5,550	5,540	5,560	5,490	5,480
B FLET’S ARPU	4,650	4,910	4,610	4,630	4,670	4,690	4,780
NTT West
Aggregate ARPU (Telephone Subscriber Line +ISDN Subscriber Line)	3,050	3,030	3,050	3,060	3,060	3,030	3,020
Telephone Subscriber Lines ARPU	2,680	2,660	2,670	2,690	2,690	2,670	2,660
ISDN Subscriber Lines ARPU	5,380	5,400	5,400	5,390	5,400	5,340	5,330
B FLET’S ARPU	4,890	5,060	4,960	4,930	4,850	4,850	4,900
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,910	6,690	6,940	7,050	6,920	6,720	6,900
Voice ARPU (FOMA+mova)	5,030	4,760	5,120	5,170	5,040	4,780	4,930
Packet ARPU (FOMA+mova)	1,880	1,930	1,820	1,880	1,880	1,940	1,970
i-mode ARPU (FOMA+mova)*	1,870	1,910	1,810	1,870	1,860	1,920	1,950
ARPU generated purely from i-mode (FOMA+mova)	2,040	2,070	1,990	2,050	2,030	2,090	2,120
Cellular Aggregate ARPU (FOMA)	8,700	7,790	9,090	9,050	8,650	8,260	8,300
Voice ARPU (FOMA)	5,680	5,090	5,990	5,970	5,660	5,330	5,420
Packet ARPU (FOMA)	3,020	2,700	3,100	3,080	2,990	2,930	2,880
i-mode ARPU (FOMA)*	2,980	2,660	3,070	3,050	2,960	2,910	2,840
ARPU generated purely from i-mode (FOMA)	3,040	2,740	3,110	3,100	3,020	2,970	2,910
Cellular Aggregate ARPU (mova)	5,970	5,240	6,190	6,140	5,910	5,540	5,540
Voice ARPU (mova)	4,680	4,320	4,820	4,810	4,680	4,370	4,460
i-mode ARPU (mova)	1,290	920	1,370	1,330	1,230	1,170	1,080
ARPU generated purely from i-mode (mova)	1,460	1,080	1,550	1,510	1,400	1,340	1,260

Notes:	1	We separately compute the following 4 categories ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

•Aggregate Fixed Line ARPU (Telephone Subscriber Lines + ISDN Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and ISDN Subscriber Lines,
which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

•Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines, and revenues from FLET’S ADSL.

•ISDN Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for ISDN Subscriber Lines and revenues from FLET’S ISDN.

•B FLET’S ARPU: Calculated based on revenues from B FLET’S, which are included in operating revenues from
IP services, and revenues from monthly charges, call charges and connection device charges for Hikari Phone.

		-	B FLET’S includes FLET’S Hikari Premium provided by NTT West.

2	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone
Subscriber Lines +ISDN Subscriber Lines), Telephone Subscriber Lines ARPU, ISDN Subscriber Lines ARPU, and B
FLET’s ARPU.

	3	For purposes of calculating Telephone Subscriber Lines ARPU abd ISDN Subscriber Lines ARPU, number of subscribers is determined using the number of lines for each service.

4	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	5	For purposes of calculating B FLET’s ARPU, number of subscribers is determined based on the number of B FLET’s subscribers.

	6	We compute ARPU for our cellular business using three aggregate measures.

•Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

		-	Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

•Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

		-	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

•Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

		-	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	7	We show ARPU for our i-mode using two aggregate measures.

		-	i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

		-	ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

8	Considering the increasing international services of cellular services, revenues from international services are included in Cellular Aggregate ARPU (FOMA+mova), Cellular Aggregate ARPU (FOMA), and Cellular Aggregate ARPU
(mova) from Year Ended March 31, 2006 and the figures are as follows.

	Year Ended Mar. 31, 2006	Year Ending Mar. 31, 2007 (Forecast)	1st Quarter Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	2nd Quarter Ended Sept. 30, 2005 (From Jul. to Sept., 2005)	3rd Quarter Ended Dec. 31, 2005 (From Sept. to Dec., 2005)	4th Quarter Ended Mar. 31, 2006 (From Jan. to Mar., 2006)	1st Quarter Ended Jun. 30, 2006 (From Apr. to Jun., 2006)

Cellular Aggregate ARPU (FOMA+mova)	40	60	30	40	40	40	50
Cellular Aggregate ARPU (FOMA)	70	80	60	70	70	70	70
Cellular Aggregate ARPU (mova)	30	40	20	30	30	20	20

9	Communications module service subscribers and the revenues thereof are not included in the calculations of cellular ARPU.

10	No. of active subscribers used in ARPU calculation are as below.

	-	FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

	-	1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

	-	2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sept.

	-	3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

	-	4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.

**active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

6. Interest-Bearing Liabilities (Consolidated)	(Billions of yen)
	As of Mar. 31, 2006		As of Jun. 30, 2006		As of Mar. 31, 2007 (Forecast)
Interest-Bearing Liabilities	5,296.2		5,257.1		5,020.0

7. Indices (Consolidated)
	Year Ended Mar. 31, 2006		Three Months Ended Jun. 30, 2006 (From Apr. to Jun., 2006)		Year Ending Mar. 31, 2007 (Forecast)
Operating Income	1,190.7	billion yen	359.2	billion yen	1,200.0	billion yen
EBITDA Margin	32.	1%	33.8%		31.8%
Operating FCF	1,250.7	billion yen	386.4	billion yen	1,290.0	billion yen
ROCE	5.	8%	—%		5.8%
Note : The reconciliation of Indices are as follows.
	Year Ended Mar. 31, 2006		Three Months Ended Jun. 30, 2006 (From Apr. to Jun., 2006)		Year Ending Mar. 31, 2007 (Forecast)
EBITDA Margin [(c/d)X100]	32.1%		33.8%		31.8%
a Operating Income	1,190.7	billion yen	359.2	billion yen	1,200.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9	billion yen	527.3	billion yen	2,230.0	billion yen
c EBITDA (a+b)	3,442.6	billion yen	886.5	billion yen	3,430.0	billion yen
d Operating Revenues	10,741.1	billion yen	2,624.0	billion yen	10,800.0	billion yen
Operating FCF [(c-d)]	1,250.7	billion yen	386.4	billion yen	1,290.0	billion yen
a Operating Income	1,190.7	billion yen	359.2	billion yen	1,200.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9	billion yen	527.3	billion yen	2,230.0	billion yen
c EBITDA (a+b)	3,442.6	billion yen	886.5	billion yen	3,430.0	billion yen
d Capital Investment	2,191.9	billion yen	500.0	billion yen	2,140.0	billion yen
ROCE [(b/c)X100]	5.8%		—		5.8%
a Operating Income	1,190.7	billion yen	—		1,200.0	billion yen
(Normal Statutory Tax Rate)	41%		—		41%
b Operating Income X(1-Normal Statutory Tax Rate)	703.6	billion yen	—		708.0	billion yen
c Operating Capital Employed	12,185.1	billion yen	—		12,139.4	billion yen

Note :	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2006	Three Months Ended Jun. 30, 2006 (From Apr. to Jun., 2006)
NTT Consolidated Capital Investment	2,191.9	500.0
Payments for property, plant and equipment	1,696.3	483.4
Acquisition of intangible and other assets	463.3	131.3
Other differences	32.3	(114.7)

Financial Results for the Three Months Ended June 30, 2006 August 3, 2006

The forward-looking statements and projected figures on the future performance of NTT contained herein or referred to in this presentation are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of
NTT based on the information at its disposal.  The projected figures contained herein or referred to in this presentation were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained in the past and recognized accurately.  In view of the element of uncertainty in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances,
NTT’s actual results could differ materially from forward-looking statements and the projected figures contained herein or referred to in this presentation.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material represents one fiscal year which is the 12-month period beginning on April
1 of the year prior to the year indicated and ending on March 31 of the year indicated.
*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30 .
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Disclaimer Information

FY2007/1Q Highlights
[Revenues and Income]
- Operating revenues increased.
FY2006/1Q: ¥2,599.6 billion FY2007/1Q: ¥2,624.0 billion (Increased by ¥24.4 billion)
- Operating income declined, but a net increase for FY2007 is projected.
FY2006/1Q: ¥399.6 billion FY2007/1Q: ¥359.2 billion (a decrease of ¥40.4 billion)
[Services]
- B FLET’S services are growing steadily, with the number of subscribers exceeding 4 million.
Net increase for FY2007/1Q: 657 thousand Net increase for FY2007E: 2,700 thousand
- % of FOMA subscribers topped 50%.
FOMA: 26,217 thousands mova+FOMA: 51,672 thousands (as of June 30, 2006)

(Note) Under Section 404 of the Sarbanes-Oxley Act, which applies to NTT Group from this fiscal year, we have been working to establish and maintain internal control systems for enhancing the reliability of financial reporting.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

+73.0
+4.4
Consolidated financial results summary (U. S. GAAP)

(Billions of yen)
Operating
revenues
Operating
income
2,599.6
2,624.0
+69.4
System integration and sales of
telecommunication equipment revenues
(64.3)
IP/packet
communications
services revenues
2,200.0
2,264.8
Voice related services revenues
year-on-year
+24.4(+0.9%)
Personnel expenses
(6.5)
Depreciation expenses
year-on-year
+64.8(+2.9%)
399.6
359.2
year-on-year decrease by ¥(40.4)  (10.1)%
+19.2
Other expenses
(6.1)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Operating
expenses
Expenses for
purchase of goods
and services and
other expenses
FY2006/1Q
FY2007/1Q

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Change year-on-year
(% change)
Operating Revenues
FY2007/1Q
31.5
2.7%
22.3
12.3%
(0.5)
(0.2)%
(29.8)
(5.9)%
(16.9)
(3.3)%
27.3
18.0%
4,838.0
25.2%
1,000.0
20.4%
1,103.0
24.4%
1,974.0
24.3%
2,057.0
24.4%
357.0
50.2%
1,218.6 204.1 268.9 479.2 501.4 179.1
10,800.0
24.3%
24.4
0.9%
2,624.0
Operating Expenses
4,028.0
23.5%
925.0
20.3%
1,035.0
24.5%
1,952.0
24.2%
1,992.0
24.0%
164.0
20.7%
46.4
5.2%
15.2
8.8%
(2.9)
(1.2)%
(25.6)
(5.2)%
(15.5)
(3.1)%
0.1
0.3%
945.8 187.8 253.0 472.6 478.3 33.9
64.8
2.9%
9,600.0
23.6%
2,264.8
Operating Income
(14.9)
(5.2)%
7.1
77.9%
2.4
18.3%
(4.1)
(38.8)%
(1.4)
(5.8)%
27.2
23.0%
810.0
33.7%
75.0
21.8%
68.0
23.3%
22.0
29.7%
65.0
35.6%
193.0
75.2%
272.7 16.3 15.8 6.5 23.1 145.2
1,200.0
29.9%
(40.4)
(10.1)%
359.2
Income before
Income Taxes
(79.0)
(22.4)%
7.4
81.2%
3.5
22.7%
(2.2)
(19.2)%
3.1
11.8%
26.3
21.9%
815.0
33.7%
69.0
24.0%
68.0
28.3%
30.0
31.8%
80.0
37.7%
198.0
74.1%
274.4 16.5 19.2 9.5 30.1 146.7
1,175.0
30.7%
(104.1)
(22.4)%
360.3
Net Income
(44.3)
(21.3)%
5.1
86.8%
19.8
-%
(0.8)
(12.8)%
3.2
19.9%
26.7
22.9%
488.0
33.5%
43.0
25.6%
44.0
33.8%
17.0
35.8%
48.0
40.5%
196.0
73.2%
163.5 11.0 14.8 6.0 19.4 143.5
500.0
28.9%
(32.9)
(18.5)%
144.7
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
*2
*2 *2
*2
*2
NTT
Consolidated
(US-GAAP)
*1
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
*1. The number  of  consolidated subsidiaries is 432 and the number of companies accounted for under the equity method is 98.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
Consolidated and Main Subsidiaries’ Financial Results
(Billions of Yen)

1,385

49,603 49,028
48,165 46,911
45,950
41,921
8,320
8,186
8,043
7,859
7,684
6,926
0
20,000
40,000
60,000
2005.6 2005.9 2005.12 2006.3 2006.6 2007.3 E
57,923 57,213 56,208 54,770 53,634 48,847
48,847
,847
847
Telephone
Subscriber Lines
ISDN
Total
(4,990)
(933)
(5,923)
(1,136)
(176)
(960)
(1,438)
(183)
(1,254)
(1,005) (710) (865)
(143) (135) (147)
(862) (575) (719)
3
4
Telephone Subscriber Lines & ISDN
1,991
2,356
2,815
3,419
4,076
6,119
5,439
5,669
5,682
5,673
5,582
5,576
0
3,000
6,000
9,000
12,000
15,000
2005.6 2005.9 2005.12 2006.3 2006.6 2007.3 E
7,430
7,932
8,483
9,101
9,749
11,701 11,701
(Thousands)
B FLET’S
FLET’S ADSL
2,700
(100)
2,100
Optical
IP Telephone
(“Hikari Phone”)
109 258 28 518
(9)
657
469
13
604
93 138 231
459 365 326
FLET’S services
32
867
1
2
398
140
2,967
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Number of Subscribers for FLET’S services, Telephone Subscriber Lines and ISDN
*1. No. of B FLET'S includes FLET's Hikari Premium provided by NTT West.
*2. No. of Optical IP Telephone Services (“Hikari Phone”) is calculated by No. of thousand channels.
*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64.  For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
[Change from the previous quarter]
FLET’S ADSL
B FLET’S
Optical IP Telephone
(“Hikari Phone”)
ISDN
Telephone Subscriber Lines
(Thousands)
[Change from the previous quarter]
Year
over
year
fore-
casted
change
Year
over
year
fore-
casted
change

ARPU of Telephone Subscriber Lines and ISDN
6,000
5,800
5,600
2,800
2,600
ISDN
East
West
Telephone
Subscriber
Lines
East
West
3,000
5,400
FY2006/1Q FY2006/2Q
FY2007 E
FY2006/3Q
(West) Telephone Subscriber Lines
(East) Telephone Subscriber Lines
FY2006/4Q FY2007/1Q
(West) ISDN
(East) ISDN
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + ISDN) is weighted average value of Telephone Subscriber Lines ARPU and ISDN ARPU.  Please see page 11 regarding the calculation of ARPU.

5,330 5,340 5,400 5,390 5,400
5,480 5,490 5,560 5,540 5,550
2,660 2,670 2,690 2,690 2,670
2,770 2,770 2,790 2,780 2,770
(Yen)
5,400 5,380
5,550 5,530
2,660 2,680
2,770 2,780
FY2006
Aggregate
Fixed Line
(Telephone
Subscriber
Lines + ISDN)
East
West
3,020 3,030 3,060 3,060 3,050
3,180 3,180 3,200 3,190 3,190
3,030 3,050
3,190 3,190
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

ARPU of B FLET’S
5,200
4,900
B FLET’S
East
West
4,600
FY2006/1Q FY2006/2Q FY2007 E FY2006/3Q FY2006/4Q
4,300
FY2007/1Q
(West) B FLET’S
(East) B FLET’S

4,900 4,850 4,850 4,930 4,960
4,780 4,690 4,670 4,630 4,610
5,060 4,890
4,910 4,650
FY2006
4,000
B FLET’S ARPU is calculated by dividing revenues from B FLET’S and Optical IP Telephone (“Hikari
Phone”) services by the number of B FLET’S subscribers.
(Yen)
B FLET’S includes FLET’S Hikari Premium provided by NTT West. Please see page 11 regarding the calculation of ARPU.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
[Quarterly basis]
[Yearly basis]

Number of Subscribers for Cellular

49,430
49,904
50,366
51,144
51,672
52,900
13,710
16,770
20,129
23,463
26,217
35,000
0
20,000
40,000
60,000
2005.6 2005.9 2005.12 2006.3 2006.6 2007.3 E
(Thousands)
FOMA
Cellular total
1,756
11,537
[Change from the previous quarter]
3,335
778
2,753
529
3,359 3,060 2,210
462 475 605
No. of communication module service subscribers is included in total cellular subscribers.
Cellular total
FOMA
% of FOMA subscribers
27.7% 33.6%
40.0% 45.9%
50.7%
66.2%
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Year
over
year
fore-
casted
change

ARPU of Cellular (FOMA + mova)
5,000
5,500
6,000
6,500
7,000
7,500
8,000
8,500
9,000
9,500
FOMA+mova
FOMA
mova
(Yen)
FOMA+mova
FOMA
FY2006/1Q
FY2006/2Q
FY2007 E
FY2006/3Q FY2006/4Q
mova
FY2007/1Q

6,900 6,720 6,920 7,050 6,940
8,300 8,260 8,650 9,050 9,090
5,540 5,540 5,910 6,140 6,190
6,690 6,910
FY2006
7,790 8,700
5,240 5,970
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
[Quarterly basis]
[Yearly basis]
(Note)  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU. Please see page 11 regarding the calculation of
ARPU.

+7.5
(Reference) Contributing factors in consolidated operating income by segment
399.6
359.2
FY2006/1Q
(0.5)
+3.6
(39.2)
(Billions of yen)

+3.0
(14.9)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
FY2007/1Q
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Elimination of
intersegment

345.5
399.6
+32.2
FY2006/1Q
Total operating
income of 5 major
subsidiaries
(JPN GAAP)
334.6
359.2
+21.2
FY2007/1Q
Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN GAAP)
Consolidated
operating income
(U. S. GAAP)
+3.4
+21.9
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
(Reference) Analysis of difference between consolidated operating income and total operating income of 5 major subsidiaries
(Billions of yen)
Elimination and
U. S. GAAP
adjustments

FY2006 quarterly results
¥20 ¥20 ¥30 ¥30 ¥20 ¥40 ¥30 Cellular Aggregate ARPU (mova)
¥70 ¥70 ¥70 ¥70 ¥60 ¥80 ¥70 Cellular Aggregate ARPU (FOMA)
¥50 ¥40 ¥40 ¥40 ¥30 ¥60 ¥40 Cellular Aggregate ARPU (FOMA+mova)
FY2007
1st quarter
(From Apr. to Jun., 2006)
4th quarter
(From Jan. to Mar., 2006)
3rd quarter
(From Oct. to Dec., 2005)
2nd quarter
(From Jul. to Sep., 2005)
1st quarter
(From Apr. to Jun., 2005)
FY2007E FY2006
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, ISDN and B FLET’S, by No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular
(FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly averag usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of charges in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S.
GAAP results of operations.
We separately compute the following 4 categories ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
• Aggregate Fixed Line ARPU (Telephone Subscriber Lines+ISDN Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and ISDN Subscriber Lines,
which are included in operating revenues from Voice Transmission Services (excluding IP services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP services.
• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• ISDN Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for ISDN Subscriber Lines and revenues from FLET’S ISDN.
• B FLET’S ARPU: Calculated based on revenues from B FLET’S, which are included in operating revenues from IP services, and revenues from monthly charges, call charges and connection device charges for
Hikari Phone.
- B FLET’S includes FLET’S Hikari Premium provided by NTT West.
Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines+ISDN Subscriber Lines), Telephone Subscriber Lines ARPU, ISDN Subscriber Lines
ARPU and B FLET’S ARPU.
For purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines+ISDN Subscriber Lines), Telephone Subscriber Lines ARPU and ISDN Subscriber Lines ARPU, No. of subscribers is determined using
No. of lines for each service.
In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-
Net 64 subscriptions.
For purposes of calculating B FLET’S ARPU, No. of subscribers is determined based on No. of B FLET’S subscribers.
We compute ARPU for our cellular business using 3 aggregate measures.
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable  to our conventional mova services.
• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and ourPacket ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
• Cellular Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU  (mova).
- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
Considering the increasing international services of cellular services, revenues from international services included in Cellular Aggregate ARPU (FOMA + mova), Cellular Aggregate ARPU (FOMA), and Cellular
Aggregate ARPU (mova) from the year ended March 31, 2006 and the figures are as follows:
Communications module service subscribers and the revenues thereof are not included in the calculations of cellular ARPU.
No. of active subscribers used in ARPU calculation are as below:
- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.
- 1Q Results: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Jun.
- 2Q Results: Sum of No. of active subscribers*(as defined below) for each month from Jul. to Sep.
- 3Q Results: Sum of No. of active subscribers*(as defined below) for each month from Oct. to Dec.
- 4Q Results: Sum of No. of active subscribers*(as defined below) for each month from Jan. to Mar.
*active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2
Calculation of ARPU